[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 26, 2007

VIA EDGAR AND COURIER

Mr. Jay Williamson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heckmann Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed October 5, 2007

File No. 333-144056

Dear Mr. Williamson:

On behalf of Heckmann Corporation, in connection with the proposed initial public offering of Heckmann Corporation’s units, common stock and warrants, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-144056) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”), which we have marked to show changes from Heckmann Corporation’s Amendment No. 3 to the Registration Statement, as filed on October 5, 2007.

The changes reflected in Amendment No. 4 to the Registration Statement include those made in response to the comments of the Staff of the SEC set forth in the Staff’s comment letter dated October 25, 2007, as well as other updates, including those discussed with the Staff by telephone on October 26, 2007.

Set forth below are Heckmann Corporation’s responses to the comments raised in the Staff’s letter. For your convenience, we have repeated each of the Staff’s numbered comments followed by our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 4. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to “we,” “us,” “our” and “the Company” are to Heckmann Corporation.

Mr. Jay Williamson

October 26, 2007

General

1.	We note your response to our prior comment three from our letter dated October 1, 2007. However, we believe that additional discussion regarding the implications and conflicts associated with the co-investment is warranted. For example, but without limit, discuss the degree to which the co-investment acts, on a functional level, like a call option in favor of Mr. Heckmann.

As discussed with the Staff on October 26, 2007, we have revised the disclosure to indicate that the co-investment unit purchase agreement grants Mr. Heckmann the ability to purchase our units in the future at a pre-determined price of $8.00 per unit and that to the extent the market value of our units exceeds $8.00 per unit at the time of our initial business combination, Mr. Heckmann’s purchase of the co-investment units will provide a benefit to Mr. Heckmann and will have a proportionate dilutive effect on our other stockholders. Please see pages 9 and 76.

In response to the Staff’s request as discussed on October 26, 2007, we supplementally advise the Staff that we have reviewed the relative size of the founders’ at-risk investment for 16 special purpose acquisition companies with offering sizes greater than $300 million. We limited our analysis to SPACs with offering sizes greater than $300 million because we are not aware of any SPACs on file with the SEC seeking to raise less than $300 million that have a co-investment feature. Nine of the SPACs are currently in registration, while seven of the SPACs have closed their initial public offering. Of the 16 SPACs, eight contained a co-investment feature, and eight did not. The average size of the founders’ at-risk investment for the 16 SPACs was 1.6% of the public offering amount. The size of the founders’ at-risk investment for Heckmann Corporation is 1.8% of the public offering amount. Therefore, we believe that the amount our founders’ will have invested in our company prior to the consummation of our initial public offering is comparable to the amount invested by founders of other comparably sized SPACs.

2.	Your disclosure responsive to our prior comment five indicates that Heckmann Acquisition, LLC may not transfer or issue additional interests in itself during the escrow period subject to certain limited exceptions. Please revise your page 76 disclosure to indicate these exceptions.

We have revised the disclosure as requested. Please see pages 17 and 75.

3.	We note your response to our prior comment one and the revised disclosure throughout your prospectus. However, we believe that additional disclosure is warranted, particularly in the front of your document. Please revise to:

Mr. Jay Williamson

October 26, 2007

(a)	Clearly delineate those transactions where investors will/will not receive financial statements for the target; and

(b)	In those instances where financial statements would not be available, revise to indicate how the target’s fair value will be determined – including whether it will be independently appraised.

Upon consideration of the Staff’s comment, we have revised the disclosure to indicate that if our initial business combination takes the form of an asset acquisition, we will only acquire assets that take the form of an operating business for which historical financial statements are available. Please see pages 3 and 56.

4.	We note disclosure throughout your Form S-l indicating that management may purchase additional shares in the company following the offering, and that management will have discretion to vote these shares. Please disclose the factors that would be considered by management in determining to make these purchases and determining the amount of these purchases – including any factors relating to the anticipated approval or disapproval of the business combination.

We have revised the disclosure to indicate that additional purchases of shares of our common stock by our directors would likely allow them to exert additional influence over the approval of our initial business combination. We have also disclosed that factors they would consider in making such additional purchases would include consideration of the current trading price of our common stock and that any such additional purchases would likely increase the chances that our initial business combination would be approved. Please see pages 8 and 75.

5.	It appears as if the company has eliminated disclosure describing the underwriter’s unit purchase option from the cover page of the prospectus. Please advise or revise.

We advise the Staff that we and the underwriters agreed to eliminate the underwriter’s unit purchase option from the offering prior to filing Amendment No. 1 to the Registration Statement, at which time the unit purchase option was deleted from the Registration Statement.

Summary

6.	On page nine you indicate that if Mr. Heckmann fails to purchase the co-investment units then Heckmann Acquisition, LLC has agreed to sell you “its founders’ shares and founders warrants” for $1,000. As an initial matter please clarify whether this will be the company’s exclusive remedy for the breach of contract. Also, please clarify the amount initially paid for these securities and clarify the distinction between the founders’ warrants and the sponsors’ warrants.

We have revised the disclosure as requested. Please see page 9.

Mr. Jay Williamson

October 26, 2007

7.	We note that the company has added disclosure on page nine indicating that Mr. Heckmann has a lower average cost basis in his securities than the public stockholders will and “therefore his investment goals and motivations may differ . . .” Please revise to indicate, if true, that his lower cost basis may allow him to profit on transactions which would be unprofitable to the public shareholders.

We have revised the disclosure as requested. Please see page 9.

8.	Please clarify the nature of the “certain limited exceptions” referred to at the bottom of page 16.

We have revised the disclosure as requested. Please see pages 17 and 75.

Risk Factors, page 21

9.	Please revise your page 31 risk factor “Richard J. Heckmann, our Chief Executive Officer. . .” to improve its readability and more succinctly explain the risk to investors. In this regard we note that much of the disclosure contained in this paragraph is more appropriate to other sections of your document, including your Summary and Proposed Business sections.

We have revised the disclosure to focus the risk factor and move a portion of the disclosure elsewhere in the prospectus. Please see pages 8, 30 and 75.

10.	Please revise your page 32 risk factor “We may redeem your unexpired warrants. . .” to more clearly explain the risk to investors, particularly in light of your cashless exercise feature.

We have revised the disclosure as requested. Please see page 32.

Proposed Business, page 53

11.	Your disclosure on page 57 includes a lengthy reference to the Risk Factors section of the document in lieu of addressing the issue within the paragraph in which the issue is raised. Please revise to eliminate the cross reference and address the point raised by the risk factor more completely here in your Proposed Business section.

We have revised the disclosure to eliminate the cross reference and further modify the disclosure in light of our response to comment #3.

Conflicts of Interest, page 72

12.	We note that the company has added disclosure on page 74 responsive to our prior comment 14. However, we believe that additional clarification is warranted. Please revise to indicate whether Messrs. Osborne and Quayle are required by their pre-existing fiduciary duties to present business opportunities to these other entities.

Mr. Jay Williamson

October 26, 2007

We have revised the disclosure as requested. Please see page 73.

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc:	Securities and Exchange Commission

John Reynolds

Blaise Rhodes

cc:	Simpson Thacher & Bartlett LLP

William H. Hinman, Jr.

Louis P.A. Lehot